January 9, 2017

United States Securities and Exchange Commission
100 F Street, N.E
Mail stop 3561
Washington, D.C. 20549
Attn: Lyn Shenk, Branch Chief

Re:    Air Transport Services Group, Inc.
Form 10-K for the year ended December 31, 2015, filed March 14, 2016
Form 8-K/A, filed November 7, 2016
File No. 000-50368

Ladies and Gentlemen:
We have received correspondence dated December 14, 2016 regarding the review by the Staff of the Division of Corporation Finance (the “Staff”) of the financial statements and disclosures contained in Form 10-K for the fiscal year ended December 31, 2015 for Air Transport Services Group, Inc. (the “Company”) and in Form 8-K/A, filed on November 7, 2016. Our response to the Staff’s comments is provided below. For your convenience, we have included the comments followed by the Company’s responses. Caption references and page numbers refer to the captions and pages contained in the respective Forms, unless otherwise indicated. Capitalized terms and acronyms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Forms. All numbers are in thousands except where noted otherwise and except for per share data.

Form 10-K for the Fiscal Year Ended December 31, 2015
General

SEC Comment 1:

1.
You provide disclosure about business in the Middle East in your Form 10-K. Syria and Sudan, located in the Middle East, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about these countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, lessees, customers, affiliates, or other direct or indirect arrangements. For instance, you disclose that DHL Network Operations (USA), Inc. is your largest customer; during the fourth quarter of 2015, DHL transitioned two CAM Boeing aircraft to another airline in the Middle East; and in 2014, you discontinued ACMI services for DHL’s Middle East operations. DHL’s website provides information about services to, and offices in, Syria and Sudan. You should describe any services or products you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Company Response to Comment 1:

We have not had and do not anticipate having contacts, operations or aircraft in Syria or Sudan. As we disclosed in the Company’s filings, one of our airlines entered into a wet lease agreement, beginning in mid-2012, with DHL Aviation EEMEA B.S.C (c) (“DHL Bahrain"), a company incorporated under the laws of the Kingdom of Bahrain and affiliated with DHL Express. Under the agreement, our airline supplied DHL Bahrain a combination of ACMI (aircraft, crews, maintenance and insurance) services for routes in the Middle East, but never operated in Syria or Sudan. The contracted locations are listed below:

Bahrain International Airport in Bahrain;
Kandahar International Airport in Afghanistan;
Camp Bastion in Afghanistan;
Bagram Air Base in Afghanistan;
Jinnah International Airport in Pakistan;
Dubai International Airport in the United Arab Emirates

The service initially utilized one Boeing 767 aircraft and eventually expanded to utilize three Boeing 767 aircraft. At times, our airline subcontracted flying services to our other Company airline. During the fourth quarter of 2013, DHL Bahrain provided a termination notice to the airline and during the first quarter of 2014 we ceased operations for DHL Bahrain. At no time did either of the Company’s airlines land aircraft or otherwise operate in Syria or Sudan.

During the fourth quarter of 2015, two of our Boeing 767-200 freighters under long term lease with DHL Network Operations (USA), Inc. (“DHL USA”), a company incorporated in the United States of America, were transferred by DHL USA from routes in the U.S. to routes in the Middle East. Although the aircraft are no longer operated by either of our airlines, our aircraft lease agreement prohibits the aircraft from being operated into any location which is subject to sanctions or restrictions by any government entity having jurisdiction over the lessee or our aircraft. Our aircraft lease agreement also allows us to inspect and monitor the aircraft. Further, we recently reconfirmed with DHL USA that our aircraft do not operate in Syria or Sudan.

We have never provided, and have no plans to provide, any services or products to Syria or Sudan, either directly or indirectly. We have never had, nor do we anticipate having in the future, any agreements, commercial arrangements or other contacts with the governments of those countries or any entities they control.

SEC Comment 2:

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Sudan.

Company Response to Comment 2:

As described above, the Company and its subsidiaries do not have and have not had contracts to provide services or aircraft in Syria or Sudan. Accordingly, there is limited investment risk regarding Syria and Sudan for our security holders. Nevertheless, we will readdress our future disclosures in Item 1 (under “Regulation”) and Item 1A of the Form 10-K regarding our policies and procedures for monitoring compliance with U.S. economic and trade sanction programs worldwide, as well as the potential impacts on the Company and its security holders if such sanctions are violated.

Form 8-K/A dated November 7, 2016
Exhibit 99

SEC Comment 3:

We note your disclosure regarding management’s use of non-GAAP measures, which is required under Item 10(e)(1)(i)(D) of Regulation S-K only to the extent the information is material to investors. In your next earnings release, please provide a discussion of how each of your non-GAAP measures is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.

Company Response to Comment 3:

Beginning with the Company’s next earnings release, and in subsequent earnings releases, we will provide additional discussion of how each of our non-GAAP measures provides useful information to investors as required by Item 10(e)(1)(i)(C) of Regulation S-K. Our disclosures will reflect the following discussion.

We use non-GAAP financial measures to evaluate the Company’s historical results, as doing so assists in highlighting operational trends. We believe that the non GAAP measures are also used by investors, analysts and other interested parties to facilitate period-over-period comparisons and provide additional clarity about events and trends impacting our core operating performance. Further, disclosing these non GAAP measures provides insight to investors about additional metrics that the Company’s management uses to evaluate past performance and prospects for future performance.

We present Adjusted Earnings per Share from Continuing Operations to remove the income statement effects of a large grant of stock warrants, including their related mark-to-market adjustments which are recorded at the end of each quarter. Under U.S. GAAP, these warrants are reflected as a liability and unrealized warrant gains are typically removed from earnings per share (“EPS”) calculations because they are antidilutive while unrealized warrant losses are not removed because they are dilutive to EPS. The Company’s EPS, as calculated under U.S. GAAP, can vary significantly among periods due to unrealized mark-to-market losses which are not directly related to our operating performance. Accordingly, our non-GAAP calculation of EPS provides additional information to investors regarding the earnings per share without the volatility otherwise caused by the stock warrant entries.

We present Adjusted EBITDA from Continuing Operations because it is a metric that allows investors to compare the financial results of our underlying operations between quarters. Additionally, these non-GAAP adjustments are similar to the adjustments used by our lenders through the Company’s Senior Credit Agreement, to assess our performance and determine our cost of borrowed funds. Our adjustments also exclude the non-service cost components of frozen retiree benefit plans because they are not closely related to our on-going operating activities. We present EBITDA from Continuing Operations, a commonly referenced metric, as a subtotal toward computing Adjusted EBITDA from Continuing Operations.

Adjusted Pre-tax Earnings from Continuing Operations excludes certain items included in GAAP based pre-tax earnings because they are distinctly different in their predictability among periods or not closely related to our operations. Presenting this measure provides investors with a comparative metric of our fundamental operations while highlighting changes to certain items among periods. The items excluded from Adjusted Pre-tax Earnings and Adjusted EBITDA from Continuing Operations are the same except for the exclusion of depreciation, amortization and net interest expenses from the latter.

Other

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filings. The Company also acknowledges that the staff comments contained in this letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings. The Company recognizes that it may not assert staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, all changes in disclosures in response to your comments will be included in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We appreciate your feedback toward improving our disclosures. We believe this letter fully responds to your comments. However, if there are any further questions, please contact us at (937) 382-5591, or at the Company’s address of record.

Sincerely,

/s/ Quint O. Turner
Quint O. Turner
Chief Financial Officer

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